--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                            ------------------------

                                 SCHEDULE 14D-9
                               (Amendment No. 1)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                  TRION, INC.
                           (NAME OF SUBJECT COMPANY)

                                  TRION, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.50 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  896 726 10 6
                    ((CUSIP) NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                              STEVEN L. SCHNEIDER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  TRION, INC.
                                101 MCNEILL ROAD
                                  P.O. BOX 760
                       SANFORD, NORTH CAROLINA 27331-0760
                                 (919) 775-2201
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:
                             ROBERT M. DONLON, ESQ.
                        SMITH HELMS MULLISS & MOORE, LLP
                             201 NORTH TRYON STREET
                        CHARLOTTE, NORTH CAROLINA 28202
                                 (704) 343-2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Amendment No. 1 amends and supplements the Schedule 14D-9 Solicitation/Recommendation Statement Pursuant to Section 14(D)(4) of the Securities Exchange Act of 1934 filed on July 15, 1999 (as amended and supplemented the "Schedule 14D-9") relating to the tender offer by TI Acquisition Corp., a Pennsylvania corporation ("Purchaser") and an indirectly wholly owned subsidiary of Fedders Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.50 per share (the "Shares"), of Trion, Inc., a Pennsylvania corporation (the "Company"), at $5.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 15, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal.

ITEM 4.

     The first paragraph of Item 4(b) is amended to read in its entirety as follows:

     (b) Background of the Transaction

     On August 14, 1998, the Company entered into a merger agreement with McLeod Russel Holdings, PLC ("McLeod Russel") providing for the acquisition of all of the outstanding stock of the Company at a price of $7.27 per share. Shortly after the signing of the merger agreement there was a downturn in the Company's operating results. At the same time, the prospects for the industry genzerally deteriorated. Based upon the operating results of the Company, McLeod Russel postponed its shareholder meeting which had been called to approve the transaction. It became clear to the parties that the shareholders of McLeod Russel would not approve the transaction upon the terms negotiated, or upon any terms feasible to the Company. The parties mutually agreed to terminate the merger agreement in order to limit the continued transaction expenses and to permit the Company's management to focus on the Company's operations. On October 15, 1998, the Company and McLeod Russel announced that they had mutually terminated the merger agreement. On November 4, 1998, the Company announced that the Board had determined not to pursue a sale of the Company pending year-end results but that the Board would consider unsolicited expressions of interest it might receive from third parties.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          TRION, INC.

                                          By:    /s/ STEVEN L. SCHNEIDER

                                            ------------------------------------
                                          Name: Steven L. Schneider
                                          Title:  President and Chief Executive
                                          Officer
                                          Date:  August 5, 1999